Terry R. Young
Assistant General Counsel and
Assistant Secretary

720 East Wisconsin Avenue
Milwaukee, WI 53202-4797
(414) 665-2092 office
(414) 625-2092 fax
terryyoung@northwesternmutual.com
VIA EMAIL AND EDGAR
April 18, 2025
Ms. Anu Dubey
Senior Counsel Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:
Post-Effective Amendment No. 12 to Registration Statement on Form N-6
Variable Universal Life Plus Policy
The Northwestern Mutual Life Insurance Company
Northwestern Mutual Variable Life Account II
File Nos. 333-230143 and 811-21933
Dear Ms. Dubey:
On behalf of The Northwestern Mutual Life Insurance Company (the “Company”), transmitted with this letter via EDGAR are responses to comments provided by the Securities and Exchange Commission Staff during our conference calls on March 24 and 25, 2025, (“Staff comments”) regarding the Post-Effective Amendment No. 12 (the “Amendment”) to the Registration Statement for the Variable Universal Life Plus Policy issued through the Northwestern Mutual Variable Life Account II.
The Company will reflect its responses to the Staff comments as set forth in this letter in new and updated disclosure and add any required exhibits not included with the Amendment, updated financial statements and any other required information in a post-effective amendment to the Registration Statement that will be filed with the Securities and Exchange Commission pursuant to paragraph (b) of Rule 485 under the Securities Act on or before April 30, 2025 (the “New Amendment”).
Below is a summary of each Staff comment followed by the Company’s responses.
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE POLICY FEES and EXPENSES, Page 1
Comment:
1.
In the Transaction Charges row, include a hyperlink in the third column following the cross-reference to “Fees and Expense Table – (Other Than Portfolio Operating Expenses).”
Response:
In response to the Staff’s comment, the Company will include a hyperlink and ensure that it is functional when the Company files the New Amendment.
Comment:
2.
In the Ongoing Fees and Expenses (annual charges) row, in the middle column, include in the Annual Fee chart the actual range of minimum and maximum portfolio expenses.
Response:

In response to the Staff’s comment, the Company will provide in the New Amendment the requested information as set forth below.
Annual Fee	Minimum*	Maximum*
Investment Options (Portfolio company fees and expenses)	0.21%	2.73%
*As a percentage of Portfolio assets
RESTRICTIONS
OPTIONAL BENEFITS ROW, Page 2
Comment:
3.
If applicable, state that withdrawals that exceed limits specified by the terms of an optional benefit may affect the availability of the benefit by reducing the benefit by an amount greater than the value withdrawn, and/or could terminated the benefit.
Response:
The Company notes that a withdrawal will not cause any optional benefit to be reduced by an amount that is greater than the amount withdrawn. In response to Staff comment, the Company will include the following disclosure:
“Withdrawals under the Policy may cause the Death Benefit Guarantee to terminate if the monthly Death Benefit Guarantee Test is not met and no additional premium is paid during the following 61-day grace period.”
“Also see Termination of Death Benefit Guarantee for Failure to Meet the Death Benefit Guarantee Test.”
Overview of the Policy
What are the primary features and options that the Variable Universal Life Plus Policy offers?, Page 4
Comment:
4.
In section D. Transfers, confirm that the reference to 30 Divisions is correct given the reference to 40 Divisions on the previous page 3, fourth paragraph, stating the Policy segment is divided into 40 Separate Account Divisions.
Response:
In response to the Staff comment, the Company confirms that the reference to 30 Divisions is correct. For context, 40 Divisions are currently available, and a Policy Owner may allocate Net Premium and/or Contract Fund Value to no more than 30 Divisions under the terms of the Policy.
Annual Portfolio Operating Expenses, Page 9
Comment:
5.
Include in the response to the Staff comment, the table showing the actual Portfolio Operating Expense Minimum and Maximum values.
Response:
In response to the Staff comment, the Company has provided the requested information below.
	Minimum	Maximum
Annual Portfolio Operating Expenses (expenses deducted from Portfolio assets, including management fees, distribution (12b-1) fees, and other expenses as a percentage of average Portfolio assets)	0.21%	2.73%
Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement*	0.19%	2.68%
*The “Annual Portfolio Operating Expenses After Contractual Fee Waiver or Reimbursement” line in the above table shows the minimum and maximum fees and expenses charged by all of the Portfolios after taking into account contractual fee waiver or reimbursement arrangements in place. Those contractual arrangements are designed to reduce Portfolio Operating Expenses and will continue until at least April 30, 2026.

Comment:
6.
For Annual Portfolio Operating Expenses that reflect a fee waiver or an expense reimbursement arrangement in the Minimum and Maximum values, update the language following the asterisk to disclose the period for which the expense reimbursements or fee waiver arrangement is expected to continue, and, if applicable, that it can be terminated at any time at the option of a Portfolio company.
Response:
See the Company’s response to the Staff comment in 5 above.
TERMINAL ILLNESS BENEFIT, Page 33
Comment:
7.
Include in the prospectus an example illustrating the operation of the Terminal Illness Benefit.
Response:
In addition to enhancing existing disclosure, in response to the Staff comment, the Company has revised the Terminal Illness Benefit disclosure to include the following example:
Following is a hypothetical example of how the Terminal Illness Benefit works. The example is provided for illustrative purposes only and is in no way representative of actual policy values.
Example:
Policy Values Before Terminal Illness Payment
Death Benefit = $200,000 Specified Amount = $200,000 Contract Fund Value = $50,000

Terminal Illness Benefit Payment Calculation
Eligible Insurance Amount = 0.75 * $200,000 = $150,000**
**Eligible Insurance Amount cannot exceed $1,000,000 as defined in the Policy
Requested Death Benefit Amount = $150,000
Policy Debt = $10,000
Interest Rate = 0.05 (for illustration purposes)
Loan Adjustment = $150,000 / $200,000 * $10,000 = $7,500
The Accelerated Payment Amount is equal to:
Requested Death Benefit	$150,000
Twelve months of interest	-$150,000 * (1 - (1.05) ^ -1) = $7,142.86
Administrative Fee	-$250
Loan Adjustment	-$7,500
Accelerated Payment Amount	$135,107.14

Policy Values Before Terminal Illness Payment
Death Benefit = $200,000 - $150,000 = $50,000 Specified Amount = $200,000 – ($200,000 x 75%) = $50,000 Contract Fund Value = $50,000 – ($50,000 x 75%) = $12,500 Policy Debt = $10,000 - $7,500 = $2,500
SAI COVER PAGE
Comment:
8.
Confirm that disclosure required by Form N-6 Items 19(b), 20, 21, and 22 is disclosed in the prospectus or other parts of the SAI that were not filed with the Amendment to the Registration Statement.

Response:
In response to the Staff comment, the Company confirms that disclosure required by Form N-6 Items 19(b), 20, 21, and 22, are properly disclosed in the prospectus or other appropriate locations within the Registration Statement.
*******
If you have any questions or comments regarding the Company’s responses or if there is anything that we can do to facilitate the SEC staff’s review of the Amendment, please call the undersigned at (414) 665-2092 or our outside counsel Thomas Bisset at (202) 383-0118. As always, we greatly appreciate the SEC staff’s efforts in assisting the Company with its registration statement filings.
Sincerely,
/s/ Terry R. Young
Terry R. Young
Assistant General Counsel and
Assistant Secretary
Enclosurecc: Thomas Bisset